NO ACT

DC

PE 1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08021480

Received SEC

JAN 2 2 2008

Washington, DC 20549

January 22, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/22/2008

Re: Verizon Communications Inc.

Dear Ms. Weber:

This is in regard to your letter dated January 21, 2008 concerning the shareholder proposal submitted by Robert A. Rehm for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Verizon therefore withdraws its December 21, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Robert A. Rehm
5 Erie Court
Jericho, NY 11753-1507

PROCESSED
E JAN 3 1 2008
THOMSON
FINANCIAL

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 21, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of Robert A. Rehm

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Robert A. Rehm (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction

On November 19, 2007, Verizon received a letter from the Proponent containing the following proposal:

***RESOLVED**, pursuant to Section 7.06 of the Bylaws of Verizon Communications Inc., the stockholders hereby amend the Bylaws to add the following to Section 4.12(c) of Article IV, permitting shareholders to nominate candidates for election to the Board under limited circumstances:*

"Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (as defined in this section), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 4.12(c) (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of the corporation's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by the secretary of the corporation within the time period specified in this section 4.12(c) containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the corporation's shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 4.12 and any applicable SEC rules.

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials under Rule 14a-8(i)(8) because the Proposal relates to a procedure for nomination or election for membership on the company's board of directors. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. The Proposal May be Excluded from the 2008 Proxy Materials Pursuant to Rule 14a-8(i)(8) Because the Proposal Relates to a Procedure for Nomination or Election for Membership on the Company's Board of Directors.

Rule 14a-8(i)(8) currently provides that a company may omit a shareholder proposal from its proxy materials "if the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including 14a-11 [subsequently recast as rule 14a-12(c)] are applicable thereto." Exchange Act Release No. 34-12598 (July 7, 1976). In accordance with the Commission's clear position, the Staff historically has found that shareholder proposals establishing a procedure that may result in contested elections to the board of directors of a company may properly be omitted pursuant to Rule 14a-8(i)(8). In Oxford Health Plans. Inc., (February 23, 2000), the Staff stated that a precatory proposal which urged "Oxford to take all necessary steps to ensure that, if holders of at least three percent of Oxford's common stock nominate candidates for the board of directors, Oxford will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for Oxford's nominees" may be omitted from the company's proxy materials under Rule 14a-8(i)(8). In reaching its conclusion, the Staff stated that the proposal, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is more appropriately addressed under rule 14a-12." See also, AOL Time Warner Inc. (February 28, 2003); The Bank of New York Inc. (February 28, 2003); Eastman Kodak Company (February 28, 2003); ExxonMobil Corp. (February 28, 2003); Sears, Robuck & Co. (February 28, 2003); Citigroup, Inc. (January 31, 2003); and HealthSouth Corp. (January 21, 2003). In each of these precedents, the Staff concurred with the companies' position that shareholder proposals, which are substantively similar to the one at issue here, were excludable under Rule 14a-8(i)(8) because "it appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

In response to the uncertainty resulting from a recent decision of the U.S. Court of Appeals for the Second Circuit that did not defer to the Commission's longstanding interpretation of Rule 14a-8(i)(8) described in the previous paragraph, on December 6, 2007, Commission issued Release No. 34-56914 (the "Adopting Release'), adopting an amendment to Rule 14a-8(i)(8). The amended rule, which will become effective on January 10, 2008 (prior to the time Verizon mails its 2008 proxy materials), clarifies the uncertainty surrounding the excludability of "equal access" proposals such as the Proposal. The amended rule provides that a proposal may be excluded "[i]f the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The amendment "is intended to clarify the meaning of Rule 14a-8(i)(8) by codifying the agency's *longstanding interpretation* of the Rule" (Adopting Release at p. 16, emphasis added). Under this interpretation, "Rule 14a-8(i)(8) permits exclusion of a proposal that would result in an immediate election contest (e.g., by making or opposing a director nomination for a particular meeting) or would set up a process for shareholders to conduct an election contest in the future by requiring the company to include the shareholders' director nominees in the company's proxy materials for subsequent meetings." (Adopting Release at p.13).

The Proposal—which would amend Verizon's Bylaws to establish a process for shareholders to conduct an election contest by requiring Verizon to include the shareholders' nominee in its proxy materials—falls squarely within the intended scope of the exclusion.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials under Rule 14a-8(i)(8) because the Proposal relates to a procedure for nomination or election for membership on the company's board of directors. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (631) 367-1190.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Robert A. Rehm
5 Erie Court
Jericho, NY 11753

EXHIBIT "A"

received Nov. 19, 2007

Robert A. Rehm
5 Erie Court
Jericho, NY 11753

November 16, 2005

Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

I hereby submit the attached stockholder proposal for inclusion in the Company's 2008 proxy statement as allowed under Securities and Exchange Commission Rule 14a-8.

The resolution requests the Company's Board of Directors to amend Verizon's Bylaws to permit shareholders to nominate candidates for election to the Board under limited circumstances.

As shown on the attachment, I have continuously held the requisite number of shares of Verizon common stock for more than one year. I intend to maintain my ownership position through the date of the 2008 Annual Meeting. I will attend to introduce my resolution at the Company's 2008 Annual Meeting.

Thank you for including my proposal in the Company's Proxy Statement. If you need any additional information about the proposal, please initially contact Bill Jones, President and Executive Director of the Association of BellTel Retirees.

Sincerely yours,

Robert A. Rehm

Robert A. Rehm

ATTACHMENT

STOCKHOLDER NOMINEES FOR ELECTION TO THE BOARD

Robert A. Rehm, 5 Erie Court, Jericho, NY 11753, who owns 5,134 shares of the Company's common stock, hereby notifies the Company that he intends to introduce the following resolution at the 2008 Annual Meeting for action by the stockholders:

PROPOSAL

RESOLVED, pursuant to Section 7.06 of the Bylaws of Verizon Communications Inc., the stockholders hereby amend the Bylaws to add the following to Section 4.12(c) of Article IV, permitting shareholders to nominate candidates for election to the Board under limited circumstances:

> "Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (as defined in this section), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 4.12(c) (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of the corporation's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by the secretary of the corporation within the time period specified in this section 4.12(c) containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the corporation's shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure

for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 4.12 and any applicable SEC rules."

Supporting Statement

Shareowners believe their ability to nominate candidates for the Board is central to ensuring accountability to owner's interests. Verizon, like most companies, does not give shareholders a choice among competing candidates in director elections.

In 2003 the SEC proposed a process similar to the one proposed here. The SEC explained that shareholders "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before security holders for a vote." The Board's nominees, in contrast, are presented in the proxy statement at Company expense.

I believe competition in director elections would particularly benefit Verizon. The Corporate Library (TCL) rated Verizon's Board as one of the "ten worst" (among America's 1,700 largest companies) in its 2003 Board Effectiveness Ratings, and named Verizon one of 12 "Pay for Failure" companies the past two years.

Please vote FOR this proposal.

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 21, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 21, 2007 Relating to <u>Shareholder Proposal of Robert A. Rehm</u>

Ladies and Gentlemen:

I refer to my letter dated December 21, 2007, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Robert A. Rehm (the "Proponent ") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders.

As indicated in the Proponent's letter dated January 20, 2008, attached hereto as Exhibit A, the Proponent has withdrawn the Proposal. Accordingly, Verizon hereby withdraws it request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Robert A. Rehm

#103232

EXHIBIT "A"

ROBERT A. REHM
5 ERIE COURT
JERICHO, NEW YORK 11753-1507
Tel. & Fax (516) 827-0801
E-mail: bobbelex@yahoo.com

VIA FACIMILE and USPS

January 20, 2008

Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

Please be advised that this notice hereby ***withdraws*** the stockholder proposal I submitted in my letter dated, November 16, 200[7], for inclusion in the Company's 2008 Proxy Statement.

As you know my shareholder proposal sought to amend Section 7.06 of the bylaws of Verizon Communications Inc. to establish a process by which eligible shareholders would be permitted to nominate candidates for election to the Board through the company's proxy under limited circumstances. I have elected to withdraw this proposal since, after I submitted this Proxy, the SEC adopted and published its final decision, effective January 8, 2008, reinterpreting Rule 14a-8(i)(8) in a manner intended to prohibit the owners of the company from voting on any nomination process that could lead to competition in the election of directors. A copy of my aforementioned proposal is attached hereto.

Thank you for considering my proposal for 2008. I am looking forward to talking with you at the next Annual Shareholders Meeting. Should you require any additional information please do not hesitate to contact me.

Sincerely yours,

Robert A. Rehm

cc,
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTACHMENT

Robert A. Rehm
5 Erie Court
Jericho, NY 11753

November 16, 2005

Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

I hereby submit the attached stockholder proposal for inclusion in the Company's 2008 proxy statement as allowed under Securities and Exchange Commission Rule 14a-8.

The resolution requests the Company's Board of Directors to amend Verizon's Bylaws to permit shareholders to nominate candidates for election to the Board under limited circumstances.

As shown on the attachment, I have continuously held the requisite number of shares of Verizon common stock for more than one year. I intend to maintain my ownership position through the date of the 2008 Annual Meeting. I will attend to introduce my resolution at the Company's 2008 Annual Meeting.

Thank you for including my proposal in the Company's Proxy Statement. If you need any additional information about the proposal, please initially contact Bill Jones, President and Executive Director of the Association of BellTel Retirees.

Sincerely yours,

Signed.

Robert A. Rehm

ATTACHMENT

STOCKHOLDER NOMINEES FOR ELECTION TO THE BOARD

Robert A. Rehm, 5 Erie Court, Jericho, NY 11753, who owns 5,134 shares of the Company's common stock, hereby notifies the Company that he intends to introduce the following resolution at the 2008 Annual Meeting for action by the stockholders:

PROPOSAL

RESOLVED, pursuant to Section 7.06 of the Bylaws of Verizon Communications Inc., the stockholders hereby amend the Bylaws to add the following to Section 4.12(c) of Article IV, permitting shareholders to nominate candidates for election to the Board under limited circumstances:

> "Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (as defined in this section), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 4.12(c) (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of the corporation's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by the secretary of the corporation within the time period specified in this section 4.12(c) containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the corporation's shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure

for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 4.12 and any applicable SEC rules."

Supporting Statement

Shareowners believe their ability to nominate candidates for the Board is central to ensuring accountability to owner's interests. Verizon, like most companies, does not give shareholders a choice among competing candidates in director elections.

In 2003 the SEC proposed a process similar to the one proposed here. The SEC explained that shareholders "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before security holders for a vote." The Board's nominees, in contrast, are presented in the proxy statement at Company expense.

I believe competition in director elections would particularly benefit Verizon. The Corporate Library (TCL) rated Verizon's Board as one of the "ten worst" (among America's 1,700 largest companies) in its 2003 Board Effectiveness Ratings, and named Verizon one of 12 "Pay for Failure" companies the past two years.

Please vote FOR this proposal.

END